[LETTERHEAD OF WACHTELL, LIPTON, ROSEN & KATZ]

January 11, 2018

VIA EDGAR

Re:     Santander Holdings USA, Inc.

  Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Santander Holdings USA, Inc., a Virginia corporation (the “Company”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the Company’s offer to exchange (i) an aggregate principal amount of up to $1,440,000,000 of the Company’s 3.700% Senior Notes due 2022 that have been registered under the Securities Act for an equal aggregate principal amount of the Company’s 3.700% Senior Notes due 2022 that were originally offered and sold in March 2017 and July 2017 in reliance upon Rule 144A and Regulation S under the Securities Act, (ii) an aggregate principal amount of up to $1,000,000,000 of the Company’s 3.400% Senior Notes due 2023 that have been registered under the Securities Act for an equal aggregate principal amount of the Company’s 3.400% Senior Notes due 2023 that were originally offered and sold in December 2017 in reliance upon Rule 144A and Regulation S under the Securities Act and (iii) an aggregate principal amount of up to $1,050,000,000 of the Company’s 4.400% Senior Notes due 2027 that have been registered under the Securities Act for an equal aggregate principal amount of the Company’s 4.400% Senior Notes due 2027 that were originally offered and sold in July 2017 and December 2017 in reliance upon Rule 144A and Regulation S under the Securities Act.

The filing fee for the S-4 Registration Statement in the aggregate amount of $434,505.00 has previously been deposited by wire transfer of same day funds to the Commission’s account.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Kathryn Gettles-Atwa (212-403-1142) of Wachtell, Lipton, Rosen & Katz, counsel to the Company.

Very truly yours,

/s/ KATHRYN GETTLES-ATWA
KATHRYN GETTLES-ATWA